June 22, 2006

Mr. David R. Humphrey
Securities and Exchange Commission
CF/AD 5
100 F Street
Washington, DC 20549-3561

Dear Mr. Humphrey:

On behalf of Banta Corporation (the “Corporation”), the following is the Corporation’s response to the comment received from the Staff (the “Staff”) of the Securities and Exchange Commission in the Staff’s letter dated May 3, 2006 in connection with the Staff’s review of the Annual Report on Form 10-K for the year ended December 31, 2005. We have repeated the comment of the Staff below (in bold) and followed with the Corporation’s response.

If the Corporation’s response is satisfactory, the Corporation respectfully requests that the changes be made prospectively in the Corporation’s next Quarterly Report on Form 10-Q for the quarter ended July 1, 2006 or the Annual Report on Form 10-K for the year ended December 30, 2006, as appropriate.

Form 10-K for the year ended December 31, 2005

Consolidated Statements of Earnings, page 26

1.	We have reviewed your response to comment 5 of our letter dated March 31, 2006. We note that you began reporting separately the revenues and costs associated with your health care products business unit in response to comment 6 of our previous letter dated May 4, 2004. We also note that you currently report the revenue from your printing services and your supply chain management services as services revenues. However, from disclosures in the notes to the financial statements (e.g. Business, Revenue Recognition, Segments) and from similar disclosures in the narrative sections of your filing, we continue to believe that there may be circumstances in which it would be more appropriate to record both product and service revenue since you appear to be providing both functions for some of your customers, particularly in connection with your printing services business unit. If true, and these product revenues are significant, they should be separately reported as requested in our prior comment letters. We note your proposal to label all revenue as “Revenue from printing and supply-chain management services.” However if you do, in fact, produce a tangible product such as books or brochures, your description of “Products and services in this segment…” may be more appropriate. In this regard, we note that revenue is recognized “when title and risk of loss transfers to the customer.” This policy appears more indicative of the sale of a tangible product than of the provision of services. If our understanding is correct, please revise to separately report product revenues as this will result in greater transparency for investors. Alternatively, please provide further support for your apparent conclusion that you provide only services to each of your customers. We may have further comments upon review of your response.

Mr. David R. Humphrey
Securities and Exchange Commission
June 22, 2006

Corporation Response

The Corporation operates in two business segments, printing services and supply chain management services. The Staff’s comment focuses solely on the provision of certain printing services by the Corporation and raises a question as to whether a portion of such services should be more appropriately characterized as products. The Corporation respectfully asserts that such categorization would be inappropriate. The Corporation sells and provides printing services, which in many cases results in a tangible printed item delivered in accordance with a customer’s specific request and specifications. We do not provide or control the content, timing, distribution, or life cycle of these items. We merely provide the service of printing, binding, and digital imaging per our customer’s specific requirements. Revenue is recognized when the service has been completed through delivery of the tangible printed item to customers and the earnings process is complete.

The Corporation notes that it has found nothing in its review of the accounting literature that would support a contrary conclusion. The Corporation further notes that its independent accountants have concurred with the Corporation’s conclusion that our printing activities are appropriately classified as revenue from services.

The Corporation acknowledges that language in our prior SEC filings may not have clearly summarized our specific facts and circumstances. In response to the Staff’s comment, the Corporation will prospectively revise sections of its future Form 10-K filings as set forth below. The Corporation will ensure that all other information that is provided in its future Form 10-Ks will be consistent as well. Where appropriate, these changes will also be made in future Form 10-Q filings.

Part 1, Item 1 — Business Corporation Overview

The Corporation operates in two business segments, printing services and supply-chain management services. The Corporation’s printing services segment provides a comprehensive combination of printing, binding and digital imaging solutions to leading publishers and direct marketers. Services in this segment include printing and other value-added services related to books, catalogs, publications, direct marketing materials and educational materials. This segment also provides literature management services and e-business services. The Corporation’s global supply-chain management services segment provides a wide range of outsourcing capabilities, primarily to many of the world’s largest technology companies. Services in this segment range from materials sourcing, product configuration and customized kitting, to order fulfillment and global distribution.

Mr. David R. Humphrey
Securities and Exchange Commission
June 22, 2006

Markets Served Printing Services Segment

The printing services segment provides printing, binding and digital imaging solutions and operates through the following units:

•	Book: provides the book publishing market with a variety of offset print solutions in addition to a full range of value-added packaging, fulfillment, document management and distribution services. The Corporation serves publishers in the educational, trade, professional and religious markets.
•	Direct Marketing: provides printing services to marketers of financial services, consumer packaged goods and retail products, as well as advertising agencies, in the development of direct mail items. The Corporation’s imaging technology enables customers to obtain complex personalized direct mail pieces produced inline at press speeds.
•	Publications: provides printing services to publishers of approximately 1,300 specialty magazines, including business and professional journals, as well as hobby, craft, sporting and religious publications. These magazines are generally short-to-medium run publications (less than 350,00 copies), which are generally distributed to subscribers by mail. The Corporation also provides its customers with computerized mailing lists, re-print services and distribution services.
•	Catalog: provides printing services to catalog publishers in the specialty and retail catalog markets. Bindery services include ink-jet labeling, demographic binding (which allows several different versions of the same catalog to be bound simultaneously) and computerized mail distribution planning systems. These services assist the Corporation’s customers in minimizing postage costs.
•	Literature Management: enables targeted, direct, measurable marketing campaigns through highly-customized communications across multiple channels – including digital print, complex kits, email, and web pages for marketers in healthcare organizations, financial service providers, retailers and other large corporations.
•	Other: provides prepress services to publishers, printers and advertising agencies. Prepress services include the conversion of full-color photographs, art and text into color separated film and digital files for use in the production of printing plates. These locations also provide electronic graphic design and digital photography.

Management’s Discussion and Analysis Critical Accounting Policies

Revenue recognition. The Corporation provides printing services to publishers and direct marketers; and supply-chain management services, primarily to companies in the technology and medical device industries. The Securities and Exchange Commission’s (“SEC”) Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition,” provides guidance on the application of accounting principles generally accepted in the United States to selected revenue recognition issues.

Revenue in the printing services segment is recognized when the printed item is delivered to the customer and the earnings process is complete. Revenue in the supply-chain management services segment is recognized in accordance with Emerging Issues Task Force (EITF) Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.” Each major contract is evaluated based on various criteria, with management judgment required to assess the importance of each criterion in reaching the final decision. In general, revenue is recognized on a gross basis if the Corporation has latitude in establishing component vendors and pricing, is the primary obligor in the arrangement, bears all credit risk and bears risk of loss for inventory in its possession. Revenue from contracts that do not meet these criteria are recognized on a net basis, recording only the portion that is related to services provided directly by the Corporation.

Mr. David R. Humphrey
Securities and Exchange Commission
June 22, 2006

The Corporation records shipping and handling fees billed to customers as revenue, and records the related costs as cost of printing and supply-chain services, when incurred.

Notes to Consolidated Financial Statements 1 – Significant Accounting Policies

The language above from Management’s Discussion and Analysis will be repeated in this section.

13 – Segment Information

The Corporation operates in two business segments, printing services and supply-chain management services. The accounting policies of the segments are the same as those described in Note 1 Significant Accounting Policies. The Corporation evaluates performance based on earnings from operations.

We are committed to providing our shareholders with appropriate information, in accordance with SEC requirements. I am confident that the information above will provide the responses and additional information you have requested.

We acknowledge that the Corporation is responsible for the adequacy and accuracy of the disclosure in our filings; that SEC Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and that the Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter will be filed via EDGAR, as you requested.

Sincerely,

/s/ Geoffrey J. Hibner

Geoffrey J. Hibner
Chief Financial Officer